As filed with the Securities and Exchange Commission on May 22, 2013

Registration No. 333-187865

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CHANNELADVISOR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	7372	56-2257867
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2701 Aerial Center Parkway

Morrisville, NC 27560

(919) 228-4700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

M. Scot Wingo

Chief Executive Officer

ChannelAdvisor Corporation

2701 Aerial Center Parkway

Morrisville, NC 27560

(919) 228-4700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brent B. Siler, Esq. Ryan E. Naftulin, Esq. Brian F. Leaf, Esq. Cooley LLP 11951 Freedom Drive Reston, VA 20190-5656 Telephone: (703) 456-8000 Fax: (703) 456-8100	S. Scott Alridge, Esq. General Counsel and Secretary ChannelAdvisor Corporation 2701 Aerial Center Parkway Morrisville, NC 27560 Telephone: (919) 228-4700 Fax: (866) 225-3085	Mark G. Borden, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 Telephone: (617) 526-6000 Fax: (617) 526-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.001 par value per share	6,612,500 shares	$14	$92,575,000	$12,627.23

(1)	Includes an additional 862,500 shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended. Includes the aggregate offering price of the additional shares that the underwriters have the option to purchase.
(3)	The Registrant previously paid $11,764.50 on April 11, 2013 in connection with a prior filing of this Registration Statement, and the additional amount of $862.73 is being paid herewith.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 under the Securities Exchange Act of 1934. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Smaller Reporting Company ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 3 to the Registration Statement on Form S-1 is being filed solely for the purpose of increasing the proposed maximum dollar value of common stock, par value $0.001 per share, of ChannelAdvisor Corporation being registered, and to pay the additional registration fee in connection with the increased maximum offering price.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, or FINRA, filing fee.

Amount to be Paid
SEC registration fee	$12,628
FINRA filing fee	14,387
NYSE initial listing fee	130,000
Printing and engraving	200,000
Legal fees and expenses	1,000,000
Accounting fees and expenses	2,400,000
Transfer agent and registrar fees	10,000
Miscellaneous fees and expenses	132,985

Total	$3,900,000

Item 14. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and bylaws provide that: (i) we are required to indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law; (ii) we may, in our discretion, indemnify our officers, employees and agents as set forth in the Delaware General Corporation Law; (iii) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors in connection with certain legal proceedings; (iv) the rights conferred in the bylaws are not exclusive; and (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

We have entered into agreements with our non-employee directors that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise. Our investor rights agreement with certain investors also provides for cross-indemnification in connection with the registration of the our common stock on behalf of such investors.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities sold by us since January 1, 2010 through the date of the prospectus that is a part of this registration statement (the “Prospectus”).

1)	From January 1, 2010 through the date of the Prospectus, we have granted options under our 2001 stock plan to purchase an aggregate of 2,629,030 shares of our common stock to employees, consultants and directors, having exercise prices ranging from $2.24 to $8.80 per share. Of these, options to purchase an aggregate of 310,485 shares have been cancelled without being exercised. During the period from January 1, 2010 through the date of the Prospectus, an aggregate of 471,815 shares were issued upon the exercise of stock options, at exercise prices between $0.80 and $8.80 per share, for aggregate proceeds of approximately $1.2 million.

2)	In March 2012, in connection with a loan facility, we issued a warrant to purchase an aggregate of 2,400,000 shares of our Series C redeemable convertible preferred stock at an exercise price of $0.01 per share to one accredited investor. In December 2012, upon our borrowing of additional funds under the loan facility, the number of shares of Series C redeemable convertible preferred stock for which the warrant is exercisable was increased by 750,000 shares to an aggregate of 3,150,000 shares of Series C redeemable convertible preferred stock.

3)	In June 2012, we issued 95,380 shares of Series A redeemable convertible preferred stock upon the cashless exercise of a warrant held by one accredited investor.

The offers, sales and issuances of the securities described in paragraph (1) were exempt from registration under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or consultants and received the securities under our 2001 stock plan. Appropriate legends were affixed to the securities issued in these transactions.

The offers, sales and issuances of the securities described in paragraph (2) were exempt from registration under Section 4(2) of the Securities Act and Regulation D promulgated under the Securities Act. The recipient represented to us that it acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. The recipient represented to us that it was an accredited investor as defined in Rule 501 promulgated under the Securities Act.

The issuance of the securities described in paragraph (3) was exempt from registration under Section 3(a)(9) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b) Financial Statement Schedules

Report of Independent Registered Public Accounting Firm

The Board of Directors

ChannelAdvisor Corporation and Subsidiaries

We have audited the consolidated financial statements of ChannelAdvisor Corporation and Subsidiaries as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, and have issued our report thereon dated March 5, 2013 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Raleigh, North Carolina

March 5, 2013

Schedule II—Valuation and Qualifying Accounts (in thousands)

	Balance at Beginning of Period	Additions Charged To Expense/ Against Revenue	Deductions	Balance at End of Period
Allowance for doubtful accounts:
Year ended December 31, 2010	$161	$220	$(189)	$192
Year ended December 31, 2011	192	202	(279)	115
Year ended December 31, 2012	115	222	(146)	191

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Morrisville, State of North Carolina, on this 22nd day of May, 2013.

CHANNELADVISOR CORPORATION

By:	/s/ S. Scott Alridge
S. Scott Alridge General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* M. Scot Wingo	Chief Executive Officer and Director (Principal Executive Officer)	May 22, 2013

* John F. Baule	Chief Financial Officer (Principal Financial Officer)	May 22, 2013

* Brad R. Schomber	Vice President, Finance (Principal Accounting Officer)	May 22, 2013

* Timothy J. Buckley	Director	May 22, 2013

* Aris A. Buinevicius	Director	May 22, 2013

* Robert C. Hower	Director	May 22, 2013

* Patrick J. Kerins	Director	May 22, 2013

* Louis J. Volpe	Director	May 22, 2013

* Timothy V. Williams	Director	May 22, 2013

*By:	/s/ S. Scott Alridge
S. Scott Alridge Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1^	Form of Underwriting Agreement.

3.1^	Amended and Restated Certificate of Incorporation, as amended to date and as currently in effect.

3.2^	Form of Certificate of Amendment of Restated Certificate of Incorporation to be filed prior to the completion of this offering.

3.3^	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.

3.4^	Bylaws, as amended to date and as currently in effect.

3.5^	Form of Amended and Restated Bylaws to be effective upon completion of this offering.

4.1	Reference is made to exhibits 3.1 through 3.5.

4.2^	Specimen stock certificate evidencing shares of Common Stock.

5.1^	Opinion of Cooley LLP as to legality.

10.1^	Loan and Security Agreement, dated as of December 23, 2009, as amended through July 26, 2012, by and among the Registrant, MerchandisingAdvisor Corporation, CA Marketplaces, Inc., ChannelAdvisor UK Limited, CA Washington LLC and Silicon Valley Bank.

10.2^	Loan and Security Agreement, dated as of March 21, 2012, by and among the Registrant, MerchandisingAdvisor Corporation, CA Marketplaces, Inc., ChannelAdvisor UK Limited, CA Washington LLC and Gold Hill Capital 2008, L.P.

10.3^	Warrant to purchase shares of Series A Preferred Stock issued to Silicon Valley Bank, dated February 27, 2004.

10.4^	Warrant to purchase shares of Series C Preferred Stock issued to Silicon Valley Bank, dated December 23, 2009.

10.5^	Warrant to purchase shares of Series C Preferred Stock issued to Square 1 Bank, dated September 7, 2007.

10.6^	Warrant to purchase shares of Series C Preferred Stock issued to Square 1 Bank, dated June 30, 2008.

10.7^	Warrant to purchase shares of Series C Preferred Stock issued to Gold Hill Capital 2008, L.P., dated March 21, 2012.

10.8^	Form of Warrant to Purchase Preferred Stock issued in bridge loan financing, dated as of May 2008.

10.9^	Form of Warrant to Purchase Common Stock issued in Series C financing, dated as of April 2007, August 2008 and November 2008.

10.10^	Third Amended and Restated Investor Rights Agreement, dated as of April 26, 2007, as amended to date, by and among the Registrant and certain of its stockholders.

10.11^	Lease, dated as of June 29, 2005 and as amended through January 27, 2011, by and between the Registrant and Pizzagalli Properties, LLC.

10.11.1^	Fourth Amendment to Lease Agreement, dated as of January 31, 2013, by and between the Registrant and Aerial Center Realty Corp.

10.12+^	2001 Stock Plan, as amended to date.

Exhibit Number	Description of Document

10.13+^	Form of Stock Option Agreement under 2001 Stock Plan.

10.14+^	Form of 2013 Equity Incentive Plan.

10.15+^	Form of Stock Option Grant Notice and Stock Option Agreement under 2013 Equity Incentive Plan.

10.16	Intentionally Omitted.

10.17+^	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under 2013 Equity Incentive Plan.

10.18+^	Form of Letter Agreement with Timothy Williams and Timothy Buckley relating to accelerated vesting of stock options upon a change of control.

10.19+^	Form of Indemnification Agreement with non-employee directors.

10.20+^	Form of Amended and Restated Executive Severance and Change of Control Letter Agreement by and between the Registrant and David Spitz to be in effect upon completion of the offering.

10.21+^	Form of Amended and Restated Executive Severance and Change of Control Letter Agreement by and between the Registrant and Scott Alridge to be in effect upon completion of the offering.

10.22+^	Form of Amended and Restated Executive Severance and Change of Control Letter Agreement by and between the Registrant and John Baule to be in effect upon completion of the offering.

10.23*^	Master Services Agreement, dated as of June 29, 2005, by and between the Registrant and Hosted Solutions, LLC.

10.24*^	Master Space Agreement, dated as of January 28, 2011, by and between the Registrant and Quality Investment Properties Suwanee, LLC.

21.1^	Subsidiaries of the Registrant

23.1^	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2^	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney. See page II-6 to the Registration Statement on Form S-1 (No. 333-187865) filed with the Securities and Exchange Commission on April 11, 2013.

^	Previously filed.
+	Indicates management contract or compensatory plan.
*	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.